

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the period of May 1, 2002 to May 31, 2002

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _N/A_

Page 1 of 13 Pages

Exhibit Index on Page 4

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 OF NICE-SYSTEMS LTD. (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996).

CONTENTS

This Report on Form 6-K of NICE-Systems Ltd. (the "Company") consists of the following documents, which are attached hereto and incorporated by reference herein:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By: 
Name: Daphna Kedmi
Title: Corporate Secretary

Dated: June 2, 2002

EXHIBIT INDEX

Exhibit No.	Description

1. Press Release: Intertwine, Dutch Contact Center Outsourcer, Achieves Marked Increase in Customer Satisfaction Using NICE's CEM Solutions. Dated May 1, 2002.
2. Press Release: Austrian Civil Aviation Administration Awards Air Traffic Control Contract to NICE. Dated May 6, 2002.
3. Press Release: NICE is awarded over 2 Million-dollar NiceVision Pro Contract by a Major US Airport. Dated May 6, 2002.

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EXHIBIT 1

5



Intertwine, Dutch Contact Center Outsourcer, Achieves Marked Increase in Customer Satisfaction Using NICE's CEM Solutions

Customer satisfaction increased from 66% to 80%, number of complaints reduced by 90%

Ra'anana, Israel, May 1, 2002 — NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management today announced that Intertwine, together with its key customer, Dutchtone, reported significant improvement in key metrics including customer satisfaction and call length after implementing NICE's CEM solutions.

Vince Muldoon, Dutchtone's Customer Services Director states: "Dutchtone and Intertwine's continuous focus on quality and delivering the best customer experience using NICE's CEM solutions has increased our customer satisfaction and agent productivity. Our excellent customer service, is one of the main reasons Dutchtone is being seriously considered for a re-branding to Orange."

Intertwine and Dutchtone, in a combined statement, issued the following improvements in customer service.

- Customer satisfaction increased from 66% to 80%
- Number of complaints per 10,000 customers reduced by 90%
- Ninety percent of the call are answered within 30 seconds
- Number of problems solved during the first call has increased from 73% to 90%

Rutger Pekelharing, managing director of Intertwine, is very pleased with the results. "We intentionally place our contact centers in close proximity to the best talent. We also rely heavily on creating clear guidelines for top performance and measuring each agent's progress using our NICE quality management system. To ensure buy in for our quality program, we made recording voluntary, but soon discovered that all of our agents want to be evaluated and have their NICE scores posted so they can see where they stand and they can learn from their peers how to improve their performance."

Intertwine operates two call centers in the Netherlands and is planning to open a third office later this year. Intertwine has installed NiceUniverse® quality management with voice and screen recording. The system was sold and supported through Newtel Essence, NICE's local distributor.

NiceUniverse combines digital voice recording and screen capture technologies with advanced evaluation tools that enable a call center to raise the level of performance. The solution includes flexible recording options, customizable evaluation forms, powerful search tools, and detailed quality management reports and graphs. NiceUniverse can be integrated with NICE's comprehensive eLearning solution to deliver training automatically to agent desktops based on quality monitoring results.

"Intertwine has found an unbeatable formula for excellence, which consists of recruiting top candidates, setting high standards of quality, and then encouraging agents to improve their professional skills using NICE's quality management solutions" commented Haim Shani, president and CEO of NICE Systems. "We are proud to be a cornerstone of such a successful program."

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction

management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Farmers Insurance, Fidelity, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Trademark note: 360° View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

Media

Susan Cohen	NICE Systems	972-9-775-3507
susan.cohen@nice.com		
Hans Bach	Intertwine	+31 (30) 287 0798
Anita Schimmel		

Investors

Rachela Kassif	NICE Systems	972-9-775-3899
investor.relations@nice.com		877-685-6552
Claudia Gatlin	CMG International	973-316-9409
cmginternational@msn.com		

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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EXHIBIT 2

8



Austrian Civil Aviation Administration Awards Air Traffic Control Contract to NICE

Ra'anana, Israel, May 6, 2002- NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, announced today that the Austrian Civil Aviation Administration (AustroControl) has selected the NiceLog® digital voice recording system for the Linz and Graz airports.

NICE was selected after a formal review of several international companies and was chosen due to the NiceLog's proven performance and reliability at other AustroControl sites.

"NiceLog has been recording air traffic control communications for the Vienna Area Control Center (ACC) and the Vienna international airport Control Tower since 1997", commented Mr. Gerhard Verner, AustroControl project manager, "During the last five years we have been very pleased with the reliability and performance of the NiceLog recording system and the excellent delivery, installation, and support services we have received."

"We at NICE consider it the highest compliment when a customer comes back to use with a repeat order", commented Moti Dor-on, president corporate vice president and general manager of the Interaction Systems Solutions (ISS) Division at NICE Systems, "We are pleased that we were able to meet expectations for a customer that has a reputation for demanding the highest standards of products and services that contribute to air safety."

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Farmers Insurance, Fidelity, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Media

Susan Cohen susan.cohen@nice.com	NICE Systems	972-9-775-3507

Investors

Rachela Kassif investor.relations@nice.com	NICE Systems	972-9-775-3899 877-685-6552
Claudia Gatlin claudia@cmginternational.us	CMG International	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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EXHIBIT 3



NICE is Awarded Over 2 Million Dollar NiceVision Pro Contract By a Major US Airport

NiceVision® digital recording platform chosen to provide proactive, comprehensive video and audio surveillance capabilities as part of airport's security upgrade

Ra'anana, Israel, May 6, 2002: NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, announced today that a major US airport has selected the NiceVision® Pro digital video recording system as part of its newly-upgraded security system. The initial contract is valued at more than US $2 million and delivery is expected to commence in the third quarter of 2002.

"This is a very important installation for NICE Systems", said Haim Shani, President and CEO of NICE. "It clearly demonstrates our expertise in airport security at a major international gateway. It also further confirms the essential role of the NiceVision digital video recording platform in creating a comprehensive, pro-active airport security system."

Key factors in the airport's decision to purchase NiceVision was the system's high frame rate, open architecture for ease of integration, wide range of storage options, and the comparative superiority of system management for the large number of cameras and audio inputs. The installation comprises 700 cameras, which may double in the near future, and is integrated with the airport's access control system.

The airport's security system upgrade is highly ambitious and, when completed, will provide video and audio coverage of hundreds of access points, with all recorded information transmitted over a new ATM network. Airport security personnel will be able to access high-quality real-time video or play back video from anywhere in the airport with a network connection, quickly and securely. The NiceVision Pro's unique ability to provide both recording and synchronized playback of video and audio gives the airport security team the essential capability to fully investigate and analyze security threats as they happen.

Shani continued, "Detecting and identifying security threats real-time, or even before they occur, is the most critical challenge faced by airport security authorities today. A growing number of airports have quickly realized the power of our digital video recording platform to strengthen and extend their overall security capabilities. Our proven technology in voice and video recording and our global experience in working with airports makes us an invaluable partner in improving airport security and safeguarding lives and property."

About NICE and Airport Security
NICE has won recording installations with leading airport authorities in 38 countries, and NICE's solutions are used in approximately 60% of the world's air traffic control sites. Over the past six years, NICE has provided the U.S. Federal Aviation Authority with recording solutions in over 600 airports. In the last 18 months, NICE has installed advanced digital video and audio recording systems, integrated with sophisticated data analysis, in a fast-growing list of airports around the world.

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local

offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Farmers Insurance, Fidelity, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

For more information, contact:

Media

Sherry Satterwhite sherry.Satterwhite@nice.com	NICE Systems	201-356-2102
Susan Cohen susan.cohen@nice.com	NICE Systems	972-9-775-3507

Investors

Rachela Kassif investor.relations@nice.com	NICE Systems	972-9-775-3899 877-685-6552
Claudia Gatlin claudia@cmginternational.us	CMG International	973-316-9409

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